Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights”, “Senior Securities”, and “Independent Registered Public Accounting Firm and Legal Counsel” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated August 31, 2024, and each included in this Registration Statement (Form N-2) of Ironwood Multi-Strategy Fund LLC (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated June 19, 2024, with respect to the financial statements and financial highlights of Ironwood Multi-Strategy Fund LLC included in the Annual Report to Shareholders (Form N-CSR) for the year ended April 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

Chicago, IL

August 26, 2024